UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U–9C–3

QUARTERLY REPORT PURSUANT TO RULE 58
For the Quarter Ended June 30, 2003

UNITIL CORPORATION
(Name of Registered Holding Company)

6 Liberty Lane West, Hampton, New Hampshire 03842–1720
(Address of principal executive offices)

ITEM 1 – ORGANIZATION CHART

Name of reporting company	Energy or gas-related company	Date of organization	State of organization	Percentage of voting securities held	Nature of business

Indentation indicates subsidiary relationship
Unitil Corporation
Unitil Resources, Inc.	Energy	5/26/93	NH	100	Energy Brokering & Consulting Services

Description of Various Energy Brokering & Consulting Services Undertaken by Unitil Resources Inc:

Staff providing services under the activities listed below (unless otherwise indicated) are located at Unitil Service Corp. (Unitil Service), 6 Liberty Lane West, Hampton, NH 03842–1720, where most client work is performed. From time to time staff visit other locations, predominately in New England, representing client interests.

Energy Brokering and Consulting Services:

Unitil Resources, Inc. is Unitil Corporation’s wholly–owned non–utility subsidiary and has been authorized by the Securities and Exchange Commission, pursuant to the rules and regulations of the Public Utility Holding Company Act of 1935 (1935 Act), to engage in business transactions as a competitive marketer of electricity, gas and other energy commodities in wholesale and retail markets, and to provide energy brokering, consulting and management related services within the United States.

In April 2000, Unitil formed Usource, Inc. and Usource L.L.C., collectively “Usource”, to operate its brokering and related energy products and services businesses. Usource, Inc. is a wholly–owned subsidiary of Unitil Resources, Inc. and is the sole member of Usource L.L.C.

Usource provides customers access to an electronically–supported bidding process for energy commodities and to a suite of value–added energy products, services and tools. Usource acts as a broker, not an energy supplier. Usource also provides data and information services to commercial and industrial customers desiring to control their energy procurement process and manage their energy usage.

The Federal Communications Commission has determined that Usource, Inc. and Usource L.L.C. are exempt telecommunications companies, as that term is defined in PUHCA Section 34(a)(1), as amended. Accordingly, financial information for Usource, Inc. and Usource L.L.C. is not included in the financial statements that follow.

ITEM 2 – ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Associate company advancing funds	Reporting company receiving funds	Type of transaction	Net Change in contributions

Unitil Corporation	Unitil Resources, Inc.	Capital contribution	None

ITEM 3 – ASSOCIATE TRANSACTIONS

Part I – Transactions Performed by Reporting Companies on Behalf of Associate Companies

None.

Part II – Transactions Performed by Associate Companies on Behalf of Reporting Companies

Associate company rendering services	Reporting company receiving services	Types of services rendered	Direct costs charged	Indirect costs charged	Cost of capital	Total amount billed

Unitil Service Corp.	Unitil Resources, Inc.	Admin. and General	$152,760	$165,616	$ 0	$318,376

Staff involved in providing services to Unitil Resources, Inc. (Unitil Resources) are located at Unitil Service Corp. (Unitil Service). Services are provided to Unitil Resources pursuant to a service agreement between Unitil Service and Unitil Resources dated July 1, 1993. Services provided by Unitil Service during the second quarter of 2003 included finance, accounting, marketing, energy management and administrative services.

ITEM 4 – SUMMARY OF AGGREGATE INVESTMENT
(Dollars in Thousands)

Investments in Energy-related Companies:
(1) Total consolidated capitalization as of June 30, 2003	$177,683
(2) Total capitalization multiplied by 15%	26,652

(3) Greater of $50 million or line 2		$50,000
Total current aggregate investment:
Energy-related business:
(4) Unitil Resources, Inc.	115

(5) Total current aggregate investment		115

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 5)		$49,885

Investments in Gas-related Companies		$0

ITEM 5 – OTHER INVESTMENTS

Major line of energy-related	Other investment in last	Other investment in this	Reason for difference in
business	U–9C–3 report	U–9C–3 report	other investment

Energy Brokering and Consulting	$0	$0	n/a

ITEM 6 – FINANCIAL STATEMENTS AND EXHIBITS

A.     Financial Statements — Page 1 of 2

Unitil Resources, Inc.
(A Wholly-owned Subsidiary of Unitil Corporation)

BALANCE SHEET

(UNAUDITED)

ASSETS:	June 30, 2003

Current Assets:
Cash	$ 268,825
Accounts Receivable	281,996
Prepayments	741

Total Current Assets	551,562

Other Assets:
Intangible Assets, net	587,805
Other	558,878

Total Other Assets	1,146,683

Total Assets	$ 1,698,245

LIABILITIES AND STOCKHOLDERS EQUITY:
Current Liabilities:
Notes Payable	$ 1,372,062
Accounts Payable	196,591
Other Current Liabilities	14,134

Total Current Liabilities	1,582,787

Stockholder's Equity:
Common Stock, $1.00 par value
Authorized - 10,000 shares
Outstanding - 100 shares	100
Premium on Common Stock	9,900
Miscellaneous Paid in Capital	4,640,000
Retained Earnings	(4,534,542)

Total Stockholder's Equity	115,458

Total Liabilities and Equity	$ 1,698,245

A.     Financial Statements — Page 2 of 2

Unitil Resources, Inc.
(A Wholly-owned Subsidiary of Unitil Corporation)

STATEMENT OF EARNINGS

(UNAUDITED)

	Three Months Ended June 30, 2003	Six Months Ended June 30,2003

Revenues:
Service Revenues	218,042	491,520
Other Revenues	26,755	78,458

Total Revenues	$ 244,797	$ 569,978

Operating Expenses:
Depreciation and Amortization	167,392	334,785
Administrative and General	447,042	964,435
Provision for Income Taxes	(147,592)	(291,837)

Total Operating Expenses	466,842	1,007,383

Operating Loss	(222,045)	(437,405)

Nonoperating Income (Loss)	(5,673)	(11,667)

Net Loss	$(227,718)	$ (449,072)

B.     Exhibits — None.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Unitil Corporation
By: /s/ Mark H. Collin

Mark H. Collin
Chief Financial Officer

Dated: August 26, 2003